October 10, 2013

VIA EDGAR

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Visualant, Incorporated
Amendment No. 4 to Registration Statement on Form S-1
Filed October 8, 2013
File No. 333-189788

Dear Mr. Mancuso:

Reference is made to the Staff’s comment letter dated October 9, 2013 (the “Staff’s Letter”) to Visualant, Incorporated (the “registrant”).  The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s Amendment No. 4 to Registration Statement on Form S-1 filed with the SEC on October 8, 2013.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant.

These comments have been made in response to the Staff’s comments.

Risk Factors, page 6

1.
We note your response to prior comment 3. Please address that part of our comment that asked you to clarify in your risk factor disclosure in this prospectus Mr. Scott’s concurrent employment with other companies, including his agreement to serve as full- time CFO of WestMountain Gold.

We have added a risk factor to Amendment No. 5 to the Registration Statement to address this.

We are subject to corporate governance and internal control requirements . . ., page 10

2.
We note your response to prior comment 5. However, it remains unclear how the disclosure in this risk factor adequately describes the risk if you do not mention the failure to include required resolutions in a proxy statement, the resulting lack of disclosure in response to Item 5.07 of Form 8-K, and the material reasons that your disclosure controls and procedures would permit the omission. Please revise. Also, tell us how your controls and procedures have been changed given the omission.

We have added language to this risk factor in Amendment No. 5 to the Registration Statement to address this.

Selling Security Holders, page 12

3.
We note your response to prior comment 9; however, from footnote 2 to the table in this section, it is unclear whether the offered securities allocated to G. Select Securities were acquired by G. Select Securities as compensation for underwriting activities.  Please revise consistent with prior comment 9.

Footnote 2 to the Selling Security Holder table in Amendment No. 5 to the Registration Statement has been revised to indicate that the securities allocated to G. Select Securities were acquired as compensation for underwriting activities.

Plan of Distribution, page 14

4.
If a broker-dealer must be identified as an underwriter as noted in prior comment 9, it is not sufficient merely to disclose that the broker-dealer “may be deemed” an underwriter as you do in this section.  Please revise.

We have revised the language in the Plan of Distribution section in Amendment No. 5 to the Registration Statement to address this.

5.
Please expand your response to prior comment 11 to address the total number of common shares registered for sale as a percentage of your outstanding common securities held by non-affiliates; when calculating the percentage, please do not include in the denominator any common shares that are (1) not currently outstanding or (2) held by non-affiliates. Also address how participation in this offering of a holder who is seeking to sell shares representing a significant portion of your current public float affects your analysis of whether this offering is actually on behalf of the issuer.

The total number of common shares registered for sale (i.e., 162,130,000 shares) represents approximately 129% of the Company’s current outstanding common securities held by non-affiliates.  Although this represents a significant percentage, it is likely that at least 67% of all the shares being registered (i.e., the 104,600,000 Series A and Series B warrant shares) will not be sold, notwithstanding the registration of such shares, since the exercise price of the warrants substantially exceeds the price at which the Company’s common stock is currently trading.  In addition, the 5,230,000 placement agent warrants have an exercise price of $0.10 per share and it is unlikely that any of the selling shareholders will be exercising their warrants until the price of the Company’s common stock significantly increases.

Special Situations Technology Funds, the owner of 47,700,000 shares being registered (of which 31,800,000 are Series A and Series B warrant shares), has represented to the Company that it purchased the shares for investment purposes only without a view toward distribution, and that it does not intend to sell its shares in the foreseeable future and intends to hold them on a long-term basis.

Summary of Recent Business Operations for the Year Ended September 30, 2012, page 20

6.
We note your response to prior comments 16 and 17; however, the $1,196,000 in non-cash expenses and the $195,000 in expenses related to the Sumitomo transactions still do not add up to the $3,625,000 you incurred in selling, general and administrative expenses in 2012.  We also note that the three non-cash expenses disclosed in the last sentence of the second paragraph on page 21 do not equal $1,196,000. Furthermore, we note that the selling, general and administrative expenses for the period ended June 30, 2013 identified on page 20 do not equal the $818,000 in increase you disclose.  Please revise so that investors may clearly understand your results. Your revised disclosure should also make clear the amount incurred for “investor relations” activities versus “business development.”

We have revised the disclosure to clarify the various expenses and have included the specific amounts incurred for investor relations and corporate business development in Amendment No. 5 to the Registration Statement.

Executive Compensation, page 34

7.	Please include Jeffery Kruse’s compensation for the entire year.

Mr. Kruse’s compensation for the 2013 fiscal year has been included in Amendment No. 5 to the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 37

8.
It is unclear how the percentages in the table on page 38 are consistent with the requirements cited in prior comment 7. For example, if you have approximately 165.3 million common shares outstanding as you say on page 7, it is unclear why the percentage of shares that your CEO beneficially owns is not disclosed as the percentage resulting from dividing the 27,328,372 shares you say on page 38 he beneficially owns by the sum of the 165.3 million shares plus the number of shares your CEO has the right to acquire within 60 days.  Please recalculate the percentages disclosed in both tables on page 38 and in the table beginning on page 13 consistent with the requirements cited in prior comment 7.

The ownership percentages in the tables on page 38 have been recalculated and the revised percentages have been included in Amendment No. 5 to the Registration Statement.  We believe the ownership percentages disclosed in the selling shareholder table beginning on page 13 have been correctly calculated.  The ownership percentages (reflected in Column F in the selling shareholder table) are different than the ownership percentages in the tables on page 38 because the ownership percentages in the selling shareholder table reflect beneficial ownership after and assuming that all of the shares covered by this Registration Statement are sold.

Item 15. Recent Sales of Unregistered Securities, page 45

9.	We will continue to evaluate your response to prior comment 24 when you provide the missing information that you say you will provide in your response.

As reflected in the chart showing the Form Ds previously filed, the Company has filed Form Ds for nearly all of the transactions for which it is claiming exemption under Regulation D.  A review shows that there appear to be a small number of private transactions (involving warrants only) for which Form Ds were not filed, as follows:

•	September 30, 2011: a total of 177,051 warrants issued to John O’Brien, John Lane and Scott Ashburyk in connection with the Seaside 88 LP transaction (line 3);

•	February 23, 2011: 1,000,000 warrants issued to Coach Capital LLC (line 9);

•	February 23, 2011: 500,000 warrants issued to Sterling Group (line 10);

•	March 12, 2012: a total of 600,000 warrants issued to National Securities Corporation, Steven Freifeld and Vince Calicchia (line 28);

•	February 11, 2013: 250,000 warrants issued to Integrated Consulting Services (line 47);

•	September 4, 2013: 300,000 warrants issued to Genesis Select Corporation (line 57).

The Company will file Form Ds with respect to these transactions as soon as possible.

We respectfully submit that the failure to file Form Ds in these transactions falls within Rule 508 of Regulation D.  Rule 506 was complied with in all material respects in these transactions except for the filing of Form D.

Line 16 pertains to the exercise of a warrant issued to Coach Capital LLC in December 2009, for which a Form D was filed on January 1, 2010, File number 021-77811.

With respect to securities issued to Gemini Master Fund, Ltd. and Ascendiant Capital Partners, the line items that do not have corresponding Form Ds shown are merely year-end summaries of the total securities issued to these investors.  The chart shows the numerous Form Ds filed with respect to each issuance to these investors.

Exhibits

10.	Refer to your response to prior comment 25. Please tell us why exhibit 10.33 does not include schedules 4.11 and 6.1 mentioned in the text of the agreement.

We are re-filing Exhibit 10.33 with all schedules, including schedules 4.11 and 6.1.

Exhibit 23.2 Consent of Independent Accountants

11.
We note the consent from Madsen & Associates CPA’s, Inc. refers to the Form S-1 filed on August 16, 2013.  As we note the consent also refers to “this S-1 filing,” the reference to the date of the filing appears superfluous.  Please revise the filing to include a new consent from the auditor that eliminates the reference to the prior S-1 filing.

We are filing a new Exhibit 23.2 with Amendment No. 5 to the Registration Statement.

The registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (206) 903-1351 with any questions.  The Company respectfully requests that if the staff has any remaining comments or questions after reviewing Amendment No. 5 to the Registration Statement and this letter, that it discuss such comments or questions with our attorney, James Biagi, in a telephone call prior to issuing another comment letter.  Mr. Biagi’s telephone number is (206) 587-5700.

Sincerely,

/s/ Ronald P. Erickson

Ronald P. Erickson, Chief Executive Officer
Visualant, Incorporated

cc:  James F. Biagi, Jr., Fifth Avenue Law Group, PLLC